AXONYX, INC.

500 Seventh Avenue, 10th Floor

New York, NY 10018

December 5, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Axonyx, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-25571

Dear Mr. Rosenberg:

We have reviewed the comment that was contained in your letter to us dated November 23, 2005 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2004. Please find herein below the Company’s response to the question set forth in your letter.

For your convenience, we have incorporated into this response letter your original requests and the Company’s responses in italics, as follows:

Form 10-K for the Year Ended December 31, 2004

Consolidated Financial Statements, page F-2 [F-1]

Notes to Consolidated Financial Statements, page F-8

Note B – Significant Accounting Policies, page F-8

[1] – Principles of Consolidation, page F-8

1.            Please tell us why it is appropriate for the “Outside interest in OXIS” to include “a portion of the carrying value of technology for developed patents” and cite the authoritative literature supporting this accounting.

In January 2004, the Company acquired approximately 52% of the outstanding common stock of OXIS International, Inc. for an aggregate purchase price of $8,246,000.   Following purchase accounting pursuant to Statement of Financial Accounting Standards No. 141,

“Business Combinations”, the Company recorded $7,529,000 of “technology for developed products” for the excess of the purchase price over the Company’s portion of the net assets of OXIS on the date of acquisition.  On December 31, 2004, the Company’s ownership in OXIS was diluted by approximately 35% to approximately 34% as a result of a third party equity financing by OXIS, however the Company continued to consolidate OXIS since the Company controlled the board of directors of OXIS.  In effect, the Company indirectly sold approximately 35% of its interest in OXIS, which included the technology for developed products that was not recorded on the books of OXIS.

Accordingly, the outside interest in OXIS at December 31, 2004 on the consolidated balance sheet of Axonyx represents the outside owners’ 66% interest in the carrying value of OXIS’s stockholders’ equity as reflected on its books plus the new outside owners’ acquired interest in the OXIS technology for developed products which was not reflected on OXIS’s books (equivalent to approximately 35% of the carrying value of the technology for developed products on the date of sale).  There has been no revaluation of the minority interest or write-up in the value of the technology for developed products.   The Company is not aware of any authoritative literature that addresses the mechanics of accounting for this component of the outside interest in OXIS.

In connection with responding to your comments the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or with any questions or comments on the above.

Sincerely,

/s/ S. Colin Neill

S. Colin Neill

Chief Financial Officer, Secretary

and Treasurer